Exhibit 99.1

Corporación América Airports S.A. Reports March 2022 Passenger Traffic

Total passenger traffic continued the recovery trend reaching 68.6% of March 2019 traffic levels.

LUXEMBOURG--(BUSINESS WIRE)--April 18, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 138.9% YoY increase in passenger traffic in March 2022, reaching 68.6% of pre-pandemic levels of March 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Mar'22	Mar'21	% Var.	YTD’22	YTD'21(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,965	1,333	122.4%	8,475	4,368	94.0%
International Passengers (thousands)	1,336	362	269.5%	3,537	1,036	241.4%
Transit Passengers (thousands)	438	288	51.8%	1,463	1,131	29.3%
Total Passengers (thousands)	4,738	1,983	138.9%	13,475	6,535	106.2%
Cargo Volume (thousand tons)	30.4	26.4	15.2%	81.0	67.9	19.3%
Total Aircraft Movements (thousands)	56.8	32.6	74.1%	156.4	98.4	58.9%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Mar'22	Mar'19(1)	% Var.	YTD’22	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,965	3,945	-24.9%	8,475	11,545	-26.6%
International Passengers (thousands)	1,336	2,267	-41.1%	3,537	6,754	-47.6%
Transit Passengers (thousands)	438	694	-36.9%	1,463	2,272	-35.6%
Total Passengers (thousands)	4,738	6,906	-31.4%	13,475	20,571	-34.5%
Cargo Volume (thousand tons)	30.4	38.3	-20.5%	81.0	105.1	-23.0%
Total Aircraft Movements (thousands)	56.8	71.5	-20.6%	156.4	212.7	-26.5%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in March 2022 grew 138.9% compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, where traffic demand continued to recover following the full re-opening of borders on November 1, 2021 and the gradual relaxation of travel requirements. When compared to March 2019, overall passenger traffic declined 31.4%, improving from the 35.0% decline posted in February. International and domestic passenger traffic improved sequentially reaching 58.9% and 75.1% of pre-pandemic levels of March 2019, respectively.

In Argentina, total passenger traffic increased 153.0% YoY and reached 67.0% of March 2019 levels, with international passenger traffic improving to 48.4% of pre-pandemic levels, showing a continued strong recovery from the 6.2% posted in July 2021, the lowest level of the year. International traffic continued benefiting from the full re-opening of borders on November 1, 2021 and the gradual relaxation of travel requirements. Domestic passenger traffic also performed well, reaching 77.5% of March 2019 levels. Effective April 7, 2022, Covid tests are no longer required and travelers must complete an affidavit form. In addition, foreigners are required to present a Covid-19 health insurance.

In Italy, where travel restrictions have eased during the last couple of months, passenger traffic grew 18.2x YoY reflecting easier comparisons due to the closure of Florence airport in February and March of last year, to perform runway works. Total traffic reached 68.2% of March 2019 pre-pandemic levels, improving sequentially from the 58.1% and 41.5% posted in February and January, when traffic was impacted by the Omicron variant.

In Brazil, total passenger traffic increased 104.2% YoY, and reached 76.5% of March 2019 levels. This was below the 81.8% achieved in January 2022 but above the 72.7% posted in February, when traffic was impacted by flight cancelations, done by some of the airlines, due to COVID cases within their crew. Domestic traffic stood at 86.0% of pre-pandemic levels.

Total passenger traffic in Uruguay increased 6.2x YoY and reached 57.9% of March 2019 levels, up from the 48.4% posted in February. Traffic in Uruguay continues to improve following the full re-open of borders on November 1, 2021 together with the gradual relaxation of travel requirements.

In Ecuador, passenger traffic increased 150.4% YoY, reaching 88.5% of pre-pandemic levels of March 2019, up from the 78.0% posted in February. International passenger traffic continued to recover reaching 89.1% of pre-pandemic levels, boosted by routes to the US and Panama which have been seeing higher passenger traffic than in 2019 for several months now. Domestic passenger traffic improved to 87.5% of March 2019 pre-pandemic levels, up from the 53.5% and 69.6% posted in January and February, respectively.

In Armenia, where the vaccination roll out has improved significantly in the past few months, total passenger traffic increased 63.2% YoY. Passenger traffic continued performing well and stood at 95.1% of pre-pandemic levels of 2019. Traffic in Armenia is 100% international and has been increasing sequentially since the elimination of restrictions on air travel in September 2020.

Cargo Volume and Aircraft Movements

Cargo volume increased 15.2% YoY. When compared to March 2019, total cargo volume dropped 20.5%, mainly driven by decreases of 40.8% in Brazil and 19.8% in Argentina, accounting for over 95% of the overall volume reduction. Importantly, Italy and Uruguay reported higher cargo volumes compared to pre-pandemic levels of March 2019.

Aircraft movements increased 74.1% YoY. When compared to March 2019, Aircraft movements declined 20.6%, mainly as a result of a 22.7% decrease in Argentina, which explains around 60% of the overall drop, together with a 14.7% decline in Brazil. To note, aircraft movement in Armenia was above March 2019 levels and stood at over 93% of pre-pandemic levels in Ecuador and Uruguay.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Mar'22	Mar'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,506	991	153.0%	7,064	2,791	153.1%
Italy	362	19	1815.0%	802	74	981.7%
Brazil(2)	1,210	593	104.2%	3,842	2,653	44.8%
Uruguay	107	15	624.1%	323	45	624.6%
Ecuador	363	145	150.4%	872	385	126.6%
Armenia	190	116	63.2%	571	271	110.6%
Peru	-	105	-100.0%	-	317	-100.0%
TOTAL	4,738	1,983	138.9%	13,475	6,535	106.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,165	14,397	12.3%	43,132	36,165	19.3%
Italy	1,536	1,342	14.5%	3,909	3,403	14.9%
Brazil	5,352	4,987	7.3%	13,959	13,701	1.9%
Uruguay(3)	2,928	2,573	13.8%	7,023	6,202	13.2%
Ecuador	3,262	1,480	120.4%	9,244	4,457	107.4%
Armenia	1,196	1,358	-12.0%	3,689	3,228	14.3%
Peru	-	287	-100.0%	-	697	-100.0%
TOTAL	30,439	26,425	15.2%	80,956	67,852	19.3%
Aircraft Movements
Argentina	30,427	17,574	73.1%	82,106	49,902	64.5%
Italy	4,071	645	531.2%	10,071	2,177	362.6%
Brazil	11,402	7,476	52.5%	33,683	26,262	28.3%
Uruguay	2,385	884	169.8%	7,600	2,381	219.2%
Ecuador	6,458	3,577	80.5%	17,764	11,270	57.6%
Armenia	2,052	1,255	63.5%	5,151	2,975	73.1%
Peru	-	1,203	-100.0%	-	3,430	-100.0%
TOTAL	56,795	32,614	74.1%	156,375	98,397	58.9%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Mar'22	Mar'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,506	3,741	-33.0%	7,064	11,103	-36.4%
Italy	362	531	-31.8%	802	1,420	-43.5%
Brazil(2)	1,210	1,582	-23.5%	3,842	4,968	-22.7%
Uruguay	107	185	-42.1%	323	643	-49.7%
Ecuador	363	410	-11.5%	872	1,105	-21.1%
Armenia	190	200	-4.9%	571	579	-1.3%
Peru	-	258	-100.0%	-	753	-100.0%
TOTAL	4,738	6,906	-31.4%	13,475	20,571	-34.5%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,165	20,145	-19.8%	43,132	56,057	-23.1%
Italy	1,536	1,064	44.4%	3,909	3,081	26.9%
Brazil	5,352	9,042	-40.8%	13,959	23,524	-40.7%
Uruguay(3)	2,928	2,343	25.0%	7,023	6,379	10.1%
Ecuador	3,262	3,955	-17.5%	9,244	11,313	-18.3%
Armenia	1,196	1,331	-10.2%	3,689	3,558	3.7%
Peru	-	404	-100.0%	-	1,191	-100.0%
TOTAL	30,439	38,282	-20.5%	80,956	105,102	-23.0%
Aircraft Movements
Argentina	30,427	39,347	-22.7%	82,106	115,890	-29.2%
Italy	4,071	5,206	-21.8%	10,071	14,152	-28.8%
Brazil	11,402	13,371	-14.7%	33,683	40,751	-17.3%
Uruguay	2,385	2,548	-6.4%	7,600	9,337	-18.6%
Ecuador	6,458	6,937	-6.9%	17,764	20,636	-13.9%
Armenia	2,052	1,826	12.4%	5,151	5,326	-3.3%
Peru	-	2,308	-100.0%	-	6,646	-100.0%
TOTAL	56,795	71,543	-20.6%	156,375	212,738	-26.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716